          THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 18

                                   FORM 6-K
                                   --------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                          For the month of April 2002


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                             3-1, OTEMACHI 2-CHOME
                       CHIYODA-KU, TOKYO 100-8116, JAPAN
                   (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X         Form 40-F
                         ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes   ____       No   X
                                    ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

SUBMISSION OF NTT GROUP'S THREE-YEAR BUSINESS PLAN FOR FISCAL YEARS BEGINNING APRIL 1, 2002 AND ENDING MARCH 31, 2005

     On April 19, 2002, the registrant announced that it had submitted a three-year business plan for the registrant and its subsidiaries (the "NTT Group"), for the fiscal years beginning April 1, 2002 and ending March 31, 2005 (the "Plan") to the Tokyo Stock Exchange. Attached hereto is a press release and initial description of the Plan. The financial information included in the press release was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, is not directly comparable to the financial information included in the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2001 which information was prepared on the basis of accounting principles generally accepted in the United States.

     The Plan contained in the attachments contains forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the Plan as actually implemented or actual results of the NTT Group to differ materially from those set forth in the attachments.

     The Plan and earnings projections of the NTT Group are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by pricing of services and new businesses.

     No assurance can be given that the Plan as ultimately implemented, or the actual results of the NTT Group will not vary significantly from the projected earnings.

                                   SIGNATURE


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      NIPPON TELEGRAPH AND TELEPHONE
                                        CORPORATION



                                      By  /s/    Hiroo Inoue
                                         -------------------
                                         Name:   Hiroo Inoue
                                         Title:  Senior Manager
                                                 Department IV


Date:  April 19, 2002

=============================================
This English text is a tentative translation                      April 19, 2002
--------------------------------------------
of the Japanese original. The Japanese                      Nippon Telegraph and
--------------------------------------                     Telephone Corporation
original is authoritative.
--------------------------
=============================================

               NTT Group Three-Year Business Plan (FY2002-04/1/)

Since the publication of its "Basic Concept and Approach for the Multimedia Age" in January 1994, and through the completion of its network digitalization in December 1997, the NTT Group has led development of the Japanese information industry, anticipating the changes that have taken place in market structure from fixed to mobile, telephone to Internet, and narrowband to broadband. Taking advantage of reorganization as an opportunity to enter into the global market, the Group has engaged in a globalization of its operations. Further, recognizing that the majority of the shareholders in fact consist of general or foreign investors, the Group has put every effort into operations that stress the shareholder's value, as stated in its October 2001 published "NTT's Strategy Concerning Current Management Issues," taking maximum advantage of flexible and responsive operation under the holding company model*. Through these activities, NTT Group has transformed itself from a corporation based on monopolized telephone business into a "Global Information Sharing Corporate Group."

In this process, the NTT Group has established a system that has enabled NTT East and West to rebuild their own financial basis, through implementing structural reform adopting a fundamental outsourcing strategy, and by appropriating losses in advance for the reallocation of about 100,000 personnel, in response to the deterioration carried by dramatic rate reductions in the face of the demands of the IT revolution. Further, in the midst of a harsh business environment, in which the worldwide collapse of the "IT Bubble" market situation forced all foreign principal telecommunications carriers to suffer serious losses, NTT Group realized losses that reflected the significant drop in the share value of the overseas investee affiliates of NTT Communications and NTT DoCoMo. But with the dramatic restructuring of Verio Inc. in the U.S., which was facing a financial crisis, and by
_______________
/1/ "FY2002" refers to the year from April 1, 2002 to March 31, 2003.

nergetically starting services similar to i-mode in overseas markets, it has prepared for steady progress in overseas operation focusing on the IP and mobile areas.

The telecommunications market environment in which NTT finds itself is facing a new phase, involving the requirement to respond to the shifts to broadband (HIKARI) in the fierce competition in the Internet market, and to develop high-speed mobile multimedia services in the midst of saturation in the mobile market. Furthermore, tremendous changes are expected in the very structure of the communications market, due to advances in the integration of fixed/mobile, and telecommunication/broadcasts services, accompanying development of broadbband networks. Facing this turning point in history, the NTT Group under the new administration has endeavored to strengthen its financial base while making a significant contribution to the IT revolution. It aims to achieve this by aggressively exploiting broadband (HIKARI) markets, making full use of the technology accumulated through R&D based on its optic infrastructure and software services and taking maximum advantage of group operation under the holding company model. To this end, the NTT group has now drafted its "NTT Group Three-Year Business Plan (FY2001-03)."

  * Advantages of the holding company model:
    (1) A system of integrated R&D;
    (2) Smooth and efficient reallocation of personnel within the Group; and
    (3) Flexible and responsive shifts in the Group organization in response to changing market conditions.


Figures contained in this plan relating to future predictions were estimated according to information available at this point in time, and may change in response to trends in the Japanese economy and the information communications world, as well as new services and rate of charges, etc. The NTT Group therefore does not guarantee the reliability of the figures in question.

I. Changing Market Environment

(1) In Internet service markets, ADSL subscriptions have increased rapidly as the entry of new providers has stepped up the level of competition. As a result, the total number of broadband users reached approximately four million (roughly 20% of all Internet users) by the end of FY2001, signifying the dawn of the broadband age.

In the future, a considerable number of new providers are expected to launch optical access services, the mainstay of the broadband age. In this highly competitive environment, new services will rapidly emerge with the development of ubiquitous services/*1/ supported by the integration of fixed-line and wireless systems. Parallel to this, an expanded menu of content unique to broadband systems and the continued improvement and diversification of user terminals are expected to usher in the full-fledged start of the broadband age.


(2) The use of mobile communications has continued to grow, with the number of users of mobile units reaching approximately 75 million as of the end of FY2001. The market penetration of browser phones/*2/ have also climbed to roughly 75%, signifying a transition towards market maturity.

Henceforth, the rate of volume growth will inevitably decline. On the other hand, data communication services can be expected to become further developed and diversified with the proliferation of high-speed data communication systems based on third-generation mobile services. The range of new services will include visual communications, content distribution, and mobile EC services/*3/.


(3) The downward trend in the number of fixed-line subscribers is expected to be further accelerated. In addition to previously-existing factors, such as the shift of demand to mobile communications and the changes in dial-up traffic resulting from the rapid spread of ADSL and other flat-rate services, this downward trend will henceforth be affected by the full-scale development of VoIP/*4/ services based on expanded broadband access which will facilitate the shift of telephone traffic to IP networks.


(4) The collapse of the IT bubble has had a serious impact on information communication markets throughout the world. In the United States, a large number of new businesses have failed, while in Europe, skyrocketing licensing fees for third-generation mobile phones have weighed heavily on the management of participating companies. These challenging business conditions will be further affected by growing competition in IP/mobile businesses and related fields.


II. Specific Initiatives

1. Business Development Focusing on Broadband (HIKARI) Markets

(1)  Development of Broadband Businesses

[1]  Utilizing Group Resources to Create Broadband (HIKARI) Demand

The NTT Group has been engaging in various "market-creation activities" utilizing the Group's cutting-edge technological resources. In pursuit of this strategy, the Broadband Promotion Office (tentative name) was newly established recently at the holding company for the purpose of generating demand for new broadband (HIKARI) services and systems. The basic strategy will be to develop cooperative relations among Group companies, as well as to involve outside companies in proliferating specific applications and uses that take advantage of the unique characteristics of broadband (HIKARI) systems, such as visual communications, which match the increasingly diverse lifestyles of customers.

[2]  Broadband Access Businesses

(i)   Active Development of Broadband (HIKARI) Access Services

In response to full-fledged competition from electric power companies and other providers of optical access services, NTT East and NTT West have taken steps to offer a new and more attractive menu of services and strategic rate packages for B-FLET'S/*5/. NTT East and NTT West are also implementing a strategic plan for pinpoint installation of new facilities in areas where strong demand growth is anticipated. This will enable the regional operators to rapidly expand the areas in which they can respond immediately to incoming customer requests.

Measures are also being taken to boost the competitiveness of B-FLET's and FLET'S ADSL by improving the quality of services and adding new services, including content transmission, visual communications and CUG/*6/, which effectively utilize the regional IP-network functions which are unique to FLET'S systems. Additional steps will be taken to expand support systems and to boost reliability in order to further differentiate NTT from its competitors.


(ii)  Ubiquitous Services Based on Wireless LAN

The NTT Group is set to respond to the growing need for on-the-run broadband access. The resources and innovative ideas of the Group's fixed-line and mobile communication companies will be tapped in order to develop new businesses through wireless LAN-based integration of fixed-line and wireless systems. As part of this strategy, NTT Group companies will adopt network roaming/*7/ and one-stop billing services to maximize customer convenience.


[3]  Networks, Platforms, and Contents Applications

(i)   Full-Scale Operation of Broadband Services

In line with its active development of broadband (HIKARI) access, the NTT Group will utilize its proprietary technologies for management and protection of copyrights, and for verification and settlement to promote the creation of platforms/*8/ to facilitate the massive exchange of data consisting of content, commerce and communications. The Group will also solicit the cooperation of a wide range of content holders/*9/ and business partners to actively expand related businesses.

The NTT Broadband Initiative Inc. (NTT-BB), which launched nationwide service in April 2002, has created high-quality content delivery networks (CDNs)/*10/ with high-security functions. Utilizing these CDNs, NTT-BB will promote the development of new business models while taking active measures to promote its broadband portal business/*11/ ("BROBA") which offers high-definition content delivery services and bi-directional visual communication services for community creation and collaboration. NTT Group companies are now effectively utilizing the high-quality CDNs developed by NTT-BB as a basic tool supporting their platform businesses.


(ii)  Concentration of Management Resources

The lack of differentiation among ISP services, including those provided by competing companies, has sparked a price-cutting war of attrition in this area. Moreover, in view of the need to enlarge the scale of operations in preparation for the anticipated growth in PtoP communications/*12/, the NTT Group companies will pursue gradual integration of the services they each currently offer.

[4]  Solutions Businesses

The IT revolution and the development of broadband systems is resulting in major changes in social and economic structures, a process that has dramatically expanded and diversified government and corporate needs for information systems. The NTT Group will continue to offer total solutions by exploiting the individual strengths of Group companies in systems development, operations technologies and network technologies. These efforts will target the achievement of high-quality, low-cost and high-speed services while also fostering a reliable and enjoyable communications environment.


(2)  Development of Mobile Communication Businesses

The NTT DoCoMo Group is actively engaged in various initiatives to facilitate its response to the ongoing shift in market structure from voice to data transmission, and from quantitative growth to more highly developed and diversified services. Such initiatives include the improvement of business efficiency, and the accelerated development of mobile multimedia/*13/ services utilizing the features of "FOMA," NTT's third-generation mobile phone system.


[1]  Nationwide FOMA Network

As of April 2002, the population coverage ratio of the FOMA system stood at 60%. NTT is committed to expanding this coverage to 97% by the end of fiscal 2003, and will also work toward raising the functionality of terminals, including TV phone type and PDA/*14/ type terminals. It will also improve and diversify the menu of available services to include moving-video and information transmission.


[2]  Expansion of Mobile Portal Platform Businesses and Solutions Businesses

The NTT DoCoMo Group will utilize the FOMA visual transmission platform to engage in rapidly expanding the wireless video communications market. As part of its mobile multimedia services, the NTT DoCoMo Group will create business alliances with companies in related fields, such as ITS/*15/ and mobile EC, to pioneer in the establishment of new businesses. It will also pursue an active program of expanding the scope of its solutions businesses targeting corporate users.


(3)  Fixed-Line Strategies to Respond to the Proliferation of VoIP

[1]  Halting New Investments in Fixed-Line Telephone Systems

Demand is shifting from voice to data transmission, while flat-rate systems are rapidly proliferating. Moreover, the emergence of broadband systems will inevitably cause a further shift in call traffic from fixed-line telephone networks to IP systems. Consequently, as a rule, all new investments in fixed-line telephone networks and fixed-line operation systems will be halted and funds will be re-directed towards accelerating the development of IP networks. This strategy will be aimed at using IP technologies to promote the integration of networks. Appropriate measures will also be taken to ensure the quality of transmission and the solution of other technical issues related to integration.

[2]  Approach to VoIP

For the immediate future, the NTT Group will continue to respond to price competition from IP telephones by taking every available step to reduce the cost of fixed-line telephone systems. However, more fundamental measures will be required to improve competitiveness in preparation for the advent of a full-fledged IP age. Specific steps will include the transfer of voice telephone functions to ISP services, and the provision of IP-VPN/*16/ systems to corporate customers.


(4)  Expansion of Business Areas

Various outsourcing companies were established in the course of the recent round of structural reform. These and other Type 3 and Type 4 companies/*17/ will actively engage in the expansion of new business areas by effectively utilizing the expert technologies they have accumulated in information communications and other fields.


[1]  Expansion of Business Areas by Existing Type 3 and Type 4 Companies

NTT Comware, NTT Software and other software-related companies of the NTT Group will henceforth boost their business consulting capabilities while drawing on the expert technologies that they have thus far accumulated in software development in information communications fields, and in systems development, operations and maintenance. Parallel to this, they will go beyond the scope of conventional SI businesses to establish positions in outsourcing markets where they will provide total support for the IT needs of corporate customers with a focus on software capabilities, including ASP/*18/ and data centers. They will also pursue alliances with customer companies to create new IT businesses and to use these as leverage for actively developing overall markets.

NTT Facilities will use its expertise in the electric power and construction sectors to actively supply high-reliability power systems, air-conditioning and other businesses targeting the development of information infrastructures. It will also target ESCO businesses/*19/, on-site power generation/*20/ and other activities with applications in environmental and energy-related businesses. In line with liberalization of electric power markets, ENNET, an affiliate of NTT Facilities, will exploit the full range of available synergy with NTT Facilities to promote the expansion of its retail power businesses.


[2]  Development of IT Peripheral Businesses by Outsourcing Companies

The NTT Group fields a full range of outsourcing companies specializing in such areas as facilities and equipment, management and marketing, and administrative functions. While capitalizing on their individual areas of expertise (maintenance, marketing, personnel and accounting), these outsourcing companies will fully exploit their cost advantages based on wage levels adjusted to regional and industry standards and the advantages of localization to respond to the IT-related needs of local governments, corporate customers and citizens that are rising with the advancement of broadband. In pursuit of this goal, the outsourcing companies will engage in the development of new businesses including those outlined below.

(i) Companies in facilities and equipment field: Design, installation and maintenance of user systems for corporations, local governments and others; support services for information-related equipment (PCs, routers, etc.).

(ii) Companies in management and marketing field: Marketing of local portals; collection, processing and editing of local content; planning and implementation of IT seminars; design and operation of websites.

(iii) Companies in administrative field: Outsourcing services for payroll functions, settlement, etc.

(5) Promotion and Strengthening of R&D for Development of Broadband (HIKARI) Markets

For the development of broadband (HIKARI) markets, NTT is poised to take advantage of its comprehensive R&D capabilities reflecting the full range of its involvement in basic research through the application of its technology. Specifically, it will target its R&D activities on HIKARI-Soft Services/*21/ and Ubiquitous Services which comprise the two principal pillars of future information-sharing services.


[1]  R&D Targeting Infrastructure for Information-Sharing Services

NTT is committed to bolstering its R&D activities targeting the development and deployment of the information-sharing services infrastructure. For this purpose, NTT will place priority on the following seven strategies for the time being and will apply the "selection and concentration" approach to R&D to facilitate the speedy development of highly competitive new services.

(i)    Enhancing Optical Access Functions

Develop new technologies to fully exploit the capabilities of optical fibers, and thereby respond to growing diversity in demand for access services, including quality, cost and expandability.

(ii)   High-Capacity and Advanced-Function Core Networks

Develop broadband IP networks and photonic networks/*22/ based on optical technologies capable of supporting diverse services in order to respond to growing IP traffic.

(iii)  Development of Advanced Information-Sharing Platforms

Utilize the advantages of R&D in technologies related to security, human interface, and video management to develop platform products contributing to business differentiation in upper-layer services.


(iv)   Establishment of Roaming Technologies

Develop technologies enabling seamless information-sharing services which are not hindered by place of use and differences in network appliances (terminals).

(v)    Realization of High-Speed Wireless Access and Wireless Home Link

Realize portability and easy-to-access environment for network appliances utilizing limited frequency resources effectively.

(vi)   Diversification of Network Appliances (Terminals)

Propose new service architectures featuring flexible allocation of processing functions utilizing high-speed networks and increasing computer power.

(vii)  Development of Software Service Technologies

Develop technologies providing a foundation for creating diverse services through net linkage of various types of software.

[2]  Research in Cutting-Edge Technologies

NTT will continue to engage in basic research aimed at sustaining the NTT Group's growth in information-sharing markets which is subject to dramatic technological changes. In line with the Group's long-term business strategies, basic research will focus on physical science for overcoming various barriers in network technologies, and communications science aimed at overcoming key bottlenecks in communication technologies. The results of these efforts will be used to generate innovative basic technologies leading to greater global competitiveness for the NTT Group.


2. Promoting Steady Globalization

(1) The NTT Group will continue to strengthen the business foundations and strategic partnerships that it has nurtured over the years to actively engage in expanding its international business presence in various key areas. In the IP area, the focus of global efforts will be placed on high-speed IP network services and high value-added hosting services. The principal target in the mobile area will be the global development of third-generation mobile communication services based on multimedia services and W-CDMA/*23/. Given the dramatic changes occurring in the global conditions surrounding these businesses, NTT will apply the "choose-and-concentrate" approach to its investments and adopt a business stance emphasizing "return on investment."

[1] NTT Communications will implement the following measures in response to the global recession in IT businesses and the subsequent changes in its management environment. With regard to Verio Inc. of the United States, non-profitable businesses will be thoroughly rationalized and management resources will be concentrated in high value-added hosting businesses/*24/. Similarly, Arcstar services/*25/ will undergo thorough cost-cutting to ensure an early return to profitability. The integration of these two businesses will be promoted in a program to establish a more efficient business and operating systems.

[2] NTT DoCoMo will make concerted efforts to bolster the corporate value of its overseas partners and investments. For the achievement of this objective, NTT DoCoMo will provide its overseas partners with technologies and business know-how concerning third-generation mobile communication services for mobile multimedia and W-CDMA services. This process has started with the launching in Europe of i-mode service. These measures are designed to ensure access to new growth opportunities, while also upgrading the company's global competitive position. In line with this approach, NTT DoCoMo will henceforth diversify its overseas investment and alliances strategies to include technology licensing agreements without equity participation.

(2) To facilitate timely and appropriate responses to future changes in the business environment, the holding company will undertake detailed monitoring of businesses in which NTT Group companies have invested and will promote implementation of thorough risk management and business control.

3. Strengthening Financial Foundations through Structural Reform

The NTT Group will continue to pursue a fundamental structural reform of its businesses. Along with a program for thorough outsourcing, the NTT Group will adopt a more diversified range of employment arrangements featuring retirement and re-employment packages, and implementation of wage levels consistent with those of specific localities and businesses. Terms of employment will be fundamentally reconsidered, including a review of current employee allowances. Moreover, approximately 100,000 employees will be reallocated. Continued efforts will be made to strengthen the Group's financial foundations through a program for new group-formation, including outsourcing companies.

(1)  Strengthening Cost Competitiveness

[1] On May 1, 2002, NTT East and NTT West will launch a new management and operations system made possible by structural reform efforts. While maintaining close ties with affiliated outsourcing companies and striving to provide reliable and high-quality services, including universal services, the two regional companies will continue to endeavor to reduce personnel costs through retirement and re-employment packages. On their part, the outsourcing companies will aggressively pursue new orders from both within and outside the NTT Group in order to effectively reduce the cost of the functions consigned to them by the regional companies and to thus contribute to boosting the total price competitiveness of NTT East and NTT West as a whole.

[2] Given the continued shrinkage of fixed-line telephone markets and the maturation of the mobile telephone market, the NTT Group will reduce its overall capital investment levels. Most importantly, while significantly increasing investments in optical access networks, NTT East and NTT West will, as a rule, halt all new investments in fixed-line telephone networks and fixed-line telephone operating systems. As result of these efforts, total capital investment levels will be reduced and maintained at roughly one-half of peak levels.

The NTT Group will also apply the Q/S method/*26/ of procurement to the procurement of all materials. Efforts will be made to boost efficiency in procurement by extensively utilizing procurement tools which are linked to data on international market prices in price negotiations.

(2)  Shut-Down and Integration of Non-Profitable Services

[1] The profitability of public telephone services has been seriously undermined as a result of the rapid proliferation of mobile telephones. While giving due consideration to the continuation of universal services, a series of measures will be taken to ensure thorough cost-cutting and cost-improvement in this field. For this purpose, further steps will be taken for the elimination of low-usage public telephones. The status of IC-card public telephones will also be reviewed.

[2] The number of subscribers to "quick-cast" services (formerly called pager services) has declined very sharply in recent years. In light of this fact, further steps will be adopted to improve cost efficiency while also undertaking a comprehensive review of the status of this service. Given the declining role of PHS services for voice communications, the possibility of continuing this service solely as a tool for data transmission will be studied.

[3] Telex services and circuit exchange (DDX-C) services will be terminated during the current fiscal year. The facsimile communication network will be enhanced in terms of efficiency by integrating its backbone facilities into IP networks by the end of FY2002.

(3) Liquidation of Non-Core Assets for Realization of Value and Streamlining of Balance Sheet

[1]  Public Offering of Outstanding Non-Core Businesses

Concerted efforts will be made to realize the latent values of the entire NTT Group and to streamline balance sheets. As part of this endeavor, non-core businesses which are fully competitive and reporting strong performances will be reviewed for the possibility of public listing in light of market conditions.

[2]  Promoting the Liquidation of Real Estate Assets of Regional Companies

Structural reforms have generated considerable idle real estate assets held by NTT East and NTT West. Active efforts will be taken to promote the sale of these real estate assets in order to improve the efficiency of asset utilization as well as to cut back on real estate holding costs.

(4)  Performance-Based Personnel and Wage System

The NTT Group has in the past endeavored to eliminate conventional seniority practices and the uniform treatment of employees, and has been committed to assigning greater weight to individual results and productivity. Various new programs have been recently introduced in order to further promote these approaches and to encourage employees to adopt a "can-do" spirit and to take positive initiative and action. Beginning in April 2002, amounts equivalent to 5-10% of the monthly salaries of managers are being redirected to a bonus fund to be allocated in consideration of personal performance. A further step will be taken at the end of the current fiscal year with the introduction of a point system for the computation of retirement allowances of all employees whereby certain amounts will be added each year to the retirement allowance based on an evaluation of personal performance.

4. Shareholder-Value Oriented Management

(1)  Measures for Raising Shareholder Value

With the release of shares previously held by the government, general shareholders now represent the majority of the NTT Group's investors. Against this background, the individual companies making up the NTT Group have adopted a basic management policy emphasizing shareholder value.

A systemic framework allowing greater flexibility in equity policies is being developed through revision of the Commercial Code and other initiatives. Given this development, while keeping an eye on medium-term trends in cash flow, the NTT Group will consider the buy-back of its own shares as a means of rewarding shareholders.

(2)  Improvement of IR and Disclosure

The NTT Group will endeavor to improve the quality and the quantity of information provided to investors, and will aim to achieve greater management transparency. While making continued efforts to speed up the release of mid-term and end-year financial statements, the NTT Group will also begin the disclosure of quarterly business information (number of principal service contracts and average monthly charges per user).

Meetings for presentation of business strategies and policies by management will be undertaken more frequently, and the content of such presentations will be reinforced with the participation of Group companies. In a related move, investor-related websites and other tools will be upgraded to achieve fair disclosure of information to individual shareholders.

(3)  Corporate Ethics

As a result of its restructuring program, the NTT Group is currently undergoing very major changes in its business systems. Likewise, the Group is experiencing a radical transformation in its business environment resulting from the development of new business areas and the global expansion of its operations. Given this changing environment, needless to say, the NTT Group must continue to abide by the laws and ordinances and to honor the terms of its agreements and contracts. The Group is also well aware that it must act in conformity with social mores, and that the achievement of fairness and transparency in its business operations is becoming even more important than in the past. Based on this awareness, the NTT Group shall make the best effort to maintain its position as a corporate group widely trusted by shareholders, customers, counterparties and by society in general.

5. Flexible Review of Group-Formation under Holding Company System and Responses to Regulatory Control

(1) In the course of the ongoing restructuring program, the NTT Group has shifted to a new paradigm of group-formation encompassing outsourcing companies. In order to respond effectively to future changes in the market environment, the Group will adopt a more flexible and dynamic approach to the review of group-formation strategies. Should these efforts be hampered by any existing laws and regulations, it is the intent of the NTT Group to take up the matter with the responsible authorities and to gain their understanding for implementing the necessary revisions.

(2) In order for the broadband (HIKARI) markets to be energized by the entry of numerous competitive enterprises, it will be necessary to generate greater incentives for investment in broadband (HIKARI) infrastructures. For this purpose, the NTT Group intends to request the responsible authorities to undertake a fundamental review of current competition policies predicated on conventional (copper-base) telephone systems, and to press for the early abolition of the LRIC model in the determination of interconnection charges.

III. Managerial (Financial) Goals

The NTT Group has adopted the following specific targets for FY2004 on a consolidated basis: operating revenue of (Yen)1,500 billion (FY2001 estimate:
(Yen)867 billion); EBITDA margin of 32% (FY2001 estimate: 30%); free cash flow of (Yen)990 billion (FY2001 estimate: (Yen)350 billion); and, ROCE of 7% (FY2001 estimate: 4%). [See appendix]

In order to achieve these goals, the NTT Group will raise consolidated revenues and profits through the expansion of its mobile communications businesses. In the area of fixed-line operations, notwithstanding the continued shrinkage in revenues, the Group will eliminate losses and achieve profitability by improving management efficiency through unrelenting structural reform.

Definition of Terms

*1 Ubiquitous system: Systems enabling access to Internet and other information networks at any time and from any place.

*2 Browser phone: Mobile telephone/PHS equipped with browser function (website search software).

*3  Mobile EC: Electronic commerce via mobile communication networks.

*4  VoIP (Voice over IP): Voice communication technology using IP networks.

*5  B-FLET'S: FTTH service launched by NTT East and NTT West in August 2001.

*6 CUG (Closed User Group service): A service available only to a group of previously-registered members.

*7 Roaming: System in which users can receive same services via providers and networks in which they are not subscribers.

*8 Platform: A basic system for information-sharing operations providing such functions as verification, fees management and copyright protection.

*9 Content holder: A copyright holder in visual, audio, game software and other products.

*10 Content Delivery Network: A dispersed network of servers providing efficient distribution and delivery of visual and other broadband content.

*11 Portal business: A business operating the first site visited by users when accessing the Internet.

*12 PtoP (Peer-to-Peer) communications: A communications method allowing direct exchange of messages and files among users.

*13 Mobile multimedia: Internet access or data communications using mobile communications.

*14 PDA (Personal Digital Assistant): Portable information terminal capable of schedule management and sending and receiving e-mail.

*15 ITS (Intelligent Transportation Systems): Advanced road traffic systems using road-to-vehicle and vehicle-to-vehicle communication systems to reduce accidents and avoid congestion.

*16 IP-VPN (Internet Protocol-Virtual Private Network): A virtual and private network created within an IP network which is closed to third-party access and therefore serves as an exclusive communications network for designated users.

*17 Type 1, 2, 3 and 4 Companies: Categorization of NTT Group companies as follows. Type 1: NTT East and NTT West; Type 2: NTT Communications, NTT DATA and NTT DoCoMo; Type 3: management resource utilization companies; Type 4: companies breaking into new business areas.

*18 ASP (Application Service Provider): Service company providing application software to users via the Internet.

*19 ESCO (Energy Service Company) Business: Business providing energy-saving services by formulating strategies for reducing electricity, gas and other utility costs, and through the installation of power generating facilities for customers.

*20 On-site power generation: General term for dispersed, small-scale power generating systems located close to consumption site and utilizing co-generation, solar, wind and fuel cell resources.

*21 HIKARI-Soft Services: This term was created by NTT, and combines "HIKARI"
    (optic) with "Soft" (software). These services are provided via multimedia software, such as information-sharing platforms and applications over fiber-optic networks, to deliver content with an exciting sense of audiovisual reality.

*22 Photonic networks: Super high-speed and super high capacity-networks realized by processing routing information in the form of optical signals to the greatest extent possible.

*23 W-CDMA (Wideband Code Division Multipole Access): The method adopted by NTT
    DoCoMo for its third-generation mobile telephones.

*24 Hosting: Service that allows rental use of a telecommunications carrier's servers.

*25 Arcstar: General term for international data communication services, including leased circuits and frame relays, for corporate customers provided by NTT Communications (and its overseas affiliates).

*26 Q/S method: Procurement system for purchasing from the supplier offering the lowest price (selected supplier) from among all suppliers which have been identified as technically qualified suppliers of individual procurement items.


Figures contained in this plan relating to future predictions were estimated according to information available at this point in time, and may change in response to trends in the Japanese economy and the information communications world, as well as new services and rate of charges, etc. The NTT Group therefore does not guarantee the reliability of the figures in question.

Appendix
              NTT Group Three-year Business Goals (Consolidated)

-----------------------------------------------------------------------------------------------------------
                                       FY 2001
                            (Forecast at time of interim                        FY 2004
                                      closing)
                                             --------------------                      --------------------
                                                      (Ref)                                   (Ref)
                                                   Total for 3                             Total for 3
                                                    fixed-line                              fixed-line
                                                    companies                               companies
-----------------------------------------------------------------------------------------------------------
   Operating Income                       867                 (66)              15,00                 230
    (billion yen)
-----------------------------------------------------------------------------------------------------------
   EBITDA Margin                           30%                 23%                 32%                 25%
        (%)
-----------------------------------------------------------------------------------------------------------
   Free Cash Flow                         350                 200                 990                 330
    (billion yen)
-----------------------------------------------------------------------------------------------------------
        ROCE                                4%                  -                   7%                  -
        (%)
-----------------------------------------------------------------------------------------------------------

  Note: Free cash flow excludes equity investments in large-scale M&As, etc. FY2004 figures assume the introduction of consolidated taxation system.

(Reference Indicators)

-----------------------------------------------------------------------------------------------------------
                                            FY 2001
                                  (Forecast at time of interim                  FY 2004
                                            closing)
                                                -------------------                   ---------------------

                                                    Total for 3                           Total for 3
                                                    fixed-line                            fixed-line
                                                     companies                             companies
-----------------------------------------------------------------------------------------------------------
   Operating Revenues                    11,800              5,700             12,600              5,200
     (billion yen)
-----------------------------------------------------------------------------------------------------------
   Operating Expenses                    10,900              5,800             11,100              5,000
     (billion yen)
   --------------------------------------------------------------------------------------------------------
       Personnel
       Expenses*                          2,400              1,400              2,100              0,700
       (billion yen)
-----------------------------------------------------------------------------------------------------------
   Capital Investment                     2,600              1,100              2,200              0,900
     (billion yen)
-----------------------------------------------------------------------------------------------------------
     Outstanding                          7,700              4,400              6,400              3,800
   Interest-bearing Debt
     (end of FY)
     (billion yen)
-----------------------------------------------------------------------------------------------------------
   Number of Employees                  216,000            107,000            199,000             45,000
     (end of FY)
-----------------------------------------------------------------------------------------------------------
Productivity Indicators
-----------------------------------------------------------------------------------------------------------
         Operating
         Revenues                            53                  -                 63                  -
       per Employee
       (million yen)
     ------------------------------------------------------------------------------------------------------
       Value-added                           27                  -                 31                  -
       per Employee
       (million yen)
     ------------------------------------------------------------------------------------------------------
      Recurring Profit                        3                  -                  7                  -
       per Employee
       (million yen)
-----------------------------------------------------------------------------------------------------------

 * listed again

 Note: FY2001 outstanding interest-bearing debt includes loans amounting to 900 billion yen scheduled to be procured during FY2002 for structural reform programs of NTT East and NTT West. Figures for FY2004 assume the introduction of consolidated taxation system.